Filed Pursuant to Rule 433

Registration Statement No. 333- 270605

October 28, 2024

AMPHENOL CORPORATION

Final Term Sheet

October 28, 2024

Issuer:	Amphenol Corporation
Expected Ratings (Moody’s / S&P)*:	A3 / BBB+ (Stable / Stable)
Trade Date:	October 28, 2024
Settlement Date**:	October 31, 2024 (T+3)
	5.050% Senior Notes due 2027	5.000% Senior Notes due 2035	5.375% Senior Notes due 2054
Principal Amount:

$250,000,000 (the “Additional 2027 Notes”)

The Additional 2027 Notes constitute a further issuance of the 5.050% Senior Notes due 2027, of which $450,000,000 aggregate principal amount was issued on April 5, 2024 (the “Existing 2027 Notes”). The Additional 2027 Notes will form a single series with, and have the same terms (other than the issue date, the issue price and the first interest payment date) as, the Existing 2027 Notes. Upon settlement, the Additional 2027 Notes will have the same CUSIP number and will trade interchangeably with the Existing 2027 Notes.

		$750,000,000 (the “2035 Notes”)	$500,000,000 (the “2054 Notes”)
Maturity Date:	April 5, 2027	January 15, 2035	November 15, 2054
Coupon (Interest Rate):	5.050%	5.000%	5.375%
Price to Public:	101.107% of the principal amount, plus interest deemed to have accrued from and including October 5, 2024 to, but excluding, the Settlement Date.	99.502% of the principal amount	98.429% of the principal amount
Yield to Maturity:	4.547%	5.064%	5.482%
Benchmark Treasury:	3.875% due October 15, 2027	3.875% due August 15, 2034	4.625% due May 15, 2054
Spread to Benchmark Treasury:	+45 bps	+78 bps	+95 bps
Benchmark Treasury Price and Yield:	99-12 3/8; 4.097%	96-24; 4.284%	101-16; 4.532%
Interest Payment Dates:	April 5 and October 5, commencing April 5, 2025	January 15 and July 15, commencing January 15, 2025 (short first interest period)	May 15 and November 15, commencing May 15, 2025

Redemption Provision:	Prior to the Par Call Date, the Company may redeem the notes of any series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:	Prior to the Par Call Date, the Company may redeem the notes of any series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:	Prior to the Par Call Date, the Company may redeem the notes of any series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
	(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points in the case of the 2027 notes, less (b) interest accrued to the date of redemption, and	(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2035 notes, less (b) interest accrued to the date of redemption, and	(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2054 notes, less (b) interest accrued to the date of redemption, and
	(2) 100% of the principal amount of the notes to be redeemed,	(2) 100% of the principal amount of the notes to be redeemed,	(2) 100% of the principal amount of the notes to be redeemed,
	plus, in either case, accrued and unpaid interest thereon to the applicable redemption date.	plus, in either case, accrued and unpaid interest thereon to the applicable redemption date.	plus, in either case, accrued and unpaid interest thereon to the applicable redemption date.
	On or after the applicable Par Call Date, the Company may redeem the notes of any series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.	On or after the applicable Par Call Date, the Company may redeem the notes of any series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.	On or after the applicable Par Call Date, the Company may redeem the notes of any series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
Par Call Date:	March 5, 2027 (one month prior to the maturity date)	October 15, 2034 (three months prior to the maturity date)	May 15, 2054 (six months prior to maturity date)
Special Mandatory Redemption:	The 2035 Notes and 2054 Notes will be mandatorily redeemable at 101% of the principal amount thereof plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but not including, the special mandatory redemption date, in the event that (i) the CommScope Acquisition (as defined in the preliminary prospectus supplement) is not consummated on or prior to the later of (x) July 18, 2025 (the “Outside Date”) or (y) the date that is five business days after any later date to which the parties to the Purchase Agreement may agree to extend the Outside Date in the Purchase Agreement (the “Special Mandatory Redemption End Date”), or (ii) the Company notifies the trustee under the indenture that it will not pursue consummation of the CommScope Acquisition. The Additional 2027 Notes will not be subject to special mandatory redemption.
CUSIP/ISIN:	032095AN1 / US032095AN10	032095 AR2 / US032095AR24	032095 AS0 / US032095AS07

Other Information
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. BofA Securities, Inc. HSBC Securities (USA) Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC
Senior Co-Managers:	Commerz Markets LLC Goldman Sachs & Co. LLC TD Securities (USA) LLC
Co-Managers:	ING Financial Markets LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC Standard Chartered Bank U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Notes will be ready for delivery in book-entry form only through the facilities of DTC for the accounts of its participants, including Euroclear Bank SA/NV, as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about October 31, 2024, which is the third business day following the date of pricing of the Notes (such settlement cycle being referred to as “T+3”). You should be advised that trading of the Notes may be affected by the T+3 settlement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BofA Securities, Inc. toll-free at 1-800-294-1322 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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